Exhibit 3.3

Pulse Electronics Corporation

Amendments to the

Amended and Restated Articles of Incorporation

Amendment to Increase the Company’s Authorized Stock and Change the Terms of the Conversion Ratio of the Company’s Series A Preferred Stock

The Amended and Restated Articles of Incorporation of Pulse Electronics Corporation are hereby amended to read as follows:

Article FIFTH is hereby amended by revising the first sentence thereof to read as follows:

“1.           The aggregate number of shares which the Corporation shall have authority to issue is THREE HUNDRED TEN MILLION (310,000,000) shares of Common Stock and TWO THOUSAND (2,000) shares of Preferred Stock.”

Article FIFTH is hereby further amended by adding the following as Article FIFTH(2)  and by redesignating existing Article FIFTH(2), Article FIFTH(3), and Article FIFTH(4) as Article FIFTH(3), Article FIFTH(4), and Article FIFTH(5):

“2.           There is created out of  the shares of Preferred Stock authorized by Article FIFTH(1) of these Articles of Incorporation a series of Preferred Stock consisting of 1,000 shares, which series shall have the following powers, voting, preferences, limitations and special rights and the following qualifications and restrictions:

1.           Designation. This series of Preferred Stock shall be designated as “Series A Preferred Stock”.

2.           Authorization. The Corporation shall have the authority to issue 1,000 shares of the Series A Preferred Stock, without par value, of the Corporation (the “Series A Preferred Stock”).

3.           Rank

(a)         Other than as set forth in Sections 3(b), 4 and 5 of this Article FIFTH(2), the Series A Preferred Stock shall, with respect to any matter, including any dividend, distribution rights or redemption rights, rank equally (on an as converted to Common Stock basis, assuming for such purpose 100% participation by the Other Noteholders in the Exchange Offer (as such terms are defined in the Investment Agreement) if the distribution shall occur prior to the consummation of the Exchange Offer) in preference and priority with all Common Stock.

(b)         In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, before any payment shall be made to the holders of any other shares of Capital Stock of the Corporation, in an amount per share equal to ten (10) cents.  If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled pursuant to this Section 3(b), the holders of shares of Series A Preferred Stock shall share pro rata in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.  After the payment of all amounts required to be paid to the holders of Series A Preferred Stock pursuant to this Section 3(b), upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, any remaining assets and funds of the Corporation available for distribution shall be distributed among the holders of the then outstanding Common Stock and the holders of the then outstanding Series A Preferred Stock (on an as converted to Common Stock basis, assuming for such purpose 100% participation by the Other Noteholders in the Exchange Offer if the distribution shall occur prior to the consummation of the Exchange Offer), pro rata according to the number of shares of Common Stock held by such holders (or, in the case of the Series A Preferred Stock, on an as converted to Common Stock basis).

4.           Voting. Except as set forth in this Section 4 or as otherwise required by applicable law, the holders of shares of Series A Preferred Stock shall have no voting rights.  Notwithstanding the foregoing, the Corporation shall not take, or agree to take, directly or indirectly, any of the following actions (including by means of merger, consolidation, reorganization, recapitalization, subdivision or split of the Capital Stock of the Corporation or otherwise) without (in addition to any other vote or consent required by these Articles of Incorporation or by applicable law) the prior affirmative vote or written consent of the Majority Holders:

(A)        (x) amend, alter or repeal any provision of this Article FIFTH(2) or any other instrument establishing and designating the Series A Preferred Stock, or (y) adopt, amend, alter or repeal these Articles of Incorporation or By-laws, any resolution of the Board or any other instrument establishing and designating common or preferred shares of the Corporation or any other class or series of shares or Capital Stock of the Corporation whether now existing or hereafter created and determining the relative rights, privileges and preferences thereof, if, in the case of clause (y), such action would have an adverse effect on the rights, privileges or preferences of the Series A Preferred Stock;

(B)         increase the authorized number of shares of Common Stock (including indirectly by effecting a reverse stock split or similar action without a proportionate reduction in the number of authorized shares of Common Stock) or issue any shares of Capital Stock of the Corporation, including any Series A Preferred Stock (other than: (i) the issuance of authorized Common Stock; (ii) issuances of Series A Preferred Stock pursuant to the Investment Agreement, (iii) pursuant to any present or future employee, director or consultant benefit or incentive compensation plan, agreement or program of or assumed by the Corporation or any of its Subsidiaries, or (iv) the issuance of shares of Capital Stock of the Corporation in connection with a subdivision or split (excluding a reverse stock split without a proportionate reduction in the number of authorized shares of Common Stock) of the Capital Stock of the Corporation), after the date hereof; or

(C)         authorize, designate or issue or obligate itself to issue, whether by reclassification or otherwise, any Senior Stock or Parity Stock, other than Common Stock.

(b)         Any action as to which a vote of the holders of Series A Preferred Stock is required pursuant to the terms of this Article FIFTH(2) or applicable law may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding Series A Preferred Stock having not less than the minimum number of votes of Series A Preferred Stock that would be necessary to authorize or take such action at a meeting at which all shares of Series A Preferred Stock entitled to vote thereon were present and voted and shall be delivered to the Corporation.

5.           Conversion.

(a)         Immediately following such time as either (x) the applicable provisions of the Indenture have been amended, modified or waived in accordance with the terms of the Indenture such that the conversion of the Series A Preferred Stock would not cause a Change in Control, as determined by the Corporation and the holders of the Series A Preferred Stock, or (y) all of the Corporation’s obligations under the Indenture have been satisfied and discharged and cease to be of further effect in accordance with Article 8 of the Indenture (notwithstanding the survival of the sections of the Indenture referred to in the last paragraph of Section 8.01 of the Indenture following the payment for, acquisition or exchange of all of the Convertible Notes) (either such time, the “Mandatory Conversion Time”), the outstanding shares of Series A Preferred Stock shall automatically convert into the number of shares of Common Stock (the “Conversion Shares”) equal to the number of shares of Common Stock to which the Investors are entitled under Sections 1.01 and 1.02 of the Investment Agreement and not actually delivered at the Closing or thereafter pursuant to Section 1.03(c) of the Investment Agreement.  The Conversion Shares shall be allocated amongst the holders of Series A Preferred Stock pro rata in accordance with their respective aggregate holdings of Series A Preferred Stock.   No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock.  In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the closing price of the Common Stock on the trading day immediately preceding the date that the conversion of the Series A Preferred Stock occurs, or, if the Common Stock is not listed or admitted to trading on any national securities exchange or its bid ask prices are not published in an automated transaction reporting system, as determined in good faith by the Board.

(b)        All holders of record of shares of Series A Preferred Stock shall be sent written notice of the Mandatory Conversion Time.  As soon as practicable following receipt of such notice, each holder of shares of Series A Preferred Stock shall surrender his, her or its shares of Series A Preferred Stock in the manner set forth in the Corporation’s written notice of the Mandatory Conversion Time, which shall contain customary instructions for the surrender of such shares.  As soon as practicable after the Mandatory Conversion Time and the surrender of the Series A Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, either (x) in certificated form, or (y) at such holder’s election, in electronic form via book entry transfer (free delivery) to the account(s) maintained by such holder’s broker at the Depository Trust Company as set forth in a written notice by such holder to the Corporation, in either case together with cash as provided in Section 5(a)of this Article FIFTH(2) in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A Preferred Stock converted.  Such converted Series A Preferred Stock shall be retired and cancelled and may not be reissued as shares of such Series A Preferred Stock, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.  All rights with respect to the Series A Preferred Stock converted pursuant to Section 5(a)of this Article FIFTH(2) , including the rights, if any, to receive notices and vote (other than as a holder of Common Stock) will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the shares of Series A Preferred Stock at or prior to such time), except only the rights of the holders thereof, upon surrender of their shares of Series A Preferred Stock, to receive the items provided for in this Section 5(b).

(c)        The Corporation shall at all times when any shares of Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock.

6.           Amendments.  The terms, conditions, rights, powers, voting rights, preferences, limitations, special rights, qualifications and restrictions contained in this Article FIFTH(2) may be amended, modified, waived, or replaced in its entirety upon the approval of the Board with the consent of the Majority Holders.

7.           Severability.  If any right, preference or limitation of the Series A Preferred Stock set forth in this Article FIFTH(2) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this Article FIFTH(2) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

8.           Remedies.  The remedies provided to a holder of Series A Preferred Stock in this Article FIFTH(2) shall be cumulative and in addition to all other remedies available to such holder of Series A Preferred Stock under this Article FIFTH(2) at law or in equity (including without limitation a decree of specific performance and/or other injunctive relief). No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing contained herein shall limit such holder’s right to pursue actual damages for any failure by the Corporation to comply with the terms of this Article FIFTH(2).  The Corporation acknowledges that a breach by it of its obligations hereunder would cause irreparable harm to the holders of Series A Preferred Stock and that the remedy at law for any such breach would be inadequate. In the event of any such breach or threatened breach, each holder of Series A Preferred Stock shall be entitled, in addition to all other available remedies, to specific performance and other equitable relief to prevent breaches of this Article FIFTH(2), without the necessity of showing economic loss and without any bond or other security or indemnity being required.

9.           Notices.  All notices or communications in respect of Series A Preferred Stock shall be in writing and shall be deemed delivered (a) three (3) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one (1) Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, (c) on the date of delivery if delivered personally, or (d) if by facsimile, upon written confirmation of receipt by facsimile.  Notwithstanding the foregoing, if Series A Preferred Stock is issued in book-entry form through The Depository Trust Corporation or any similar facility, such notices may be given to the beneficial holders of Series A Preferred Stock in any manner permitted by such facility.

10.         Headings.  The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

11.         Definitions; Gender.

(a)         As used in this Article FIFTH(2), and unless the context requires a different meaning, the following terms have the meanings indicated:

“Affiliate” shall mean with respect to any specified Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person; provided, that, for the purposes of this definition, “control”, when used with respect to any specified person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing; provided, further, that the Corporation and its Subsidiaries shall not be deemed to be Affiliates of the Investors, or any of the Investors’ respective Affiliates.

“Articles of Incorporation” shall mean these Articles of Incorporation of the Corporation, as amended from time to time, the full text of which is on file at the principal place of business of the Corporation, located at 12220 World Trade Drive, San Diego, California 92128.

“Board” shall mean the Board of Directors of the Corporation.

“Business Day” shall mean any weekday that is not a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to be closed.

“By-laws” shall mean the by-laws of the Corporation, as amended from time to time, the full text of which is on file at the principal place of business of the Corporation, located at 12220 World Trade Drive, San Diego, California 92128.

“Capital Stock” shall mean (a) any shares, interests, participations or other equivalents (however designated) of capital stock of a corporation; (b) any ownership interests in non-corporate Person (including any company, partnership, association, limited liability company, limited partnership, limited liability partnership, joint venture, business enterprise, trust or other legal entity), including membership interests, partnership interests, joint venture interests and beneficial interests; and (c) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

“Change in Control” shall have the meaning set forth in the Indenture.

“Closing” shall have the meaning set forth in the Investment Agreement.

“Common Stock” shall have the meaning set forth in the recitals hereof.

“Conversion Shares” shall have the meaning set forth in Section 5(a) of this Article FIFTH(2).

“Convertible Notes” shall mean the Corporation’s 7.0% Convertible Senior Notes due 2014, the form of which is an exhibit to the Indenture.

“Corporation” shall mean Pulse Electronics Corporation, a Pennsylvania corporation.

“Exchange Act” shall mean the Securities Exchange Act of 1934, and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Exchange Offer” shall have the meaning set forth in the Investment Agreement.

“Indenture” shall mean the Indenture, dated as of December 22, 2009 between the Corporation, as Issuer, and Wells Fargo Bank, National Association, as Trustee, governing the Convertible Notes, as may be amended, modified or supplemented from time to time, the full text of which is on file at the principal place of business of the Corporation, located at 12220 World Trade Drive, San Diego, California 92128.

“Investment Agreement” shall mean that certain investment agreement, dated as of November 7, 2012, among the Investors, the Corporation and Technitrol Delaware, Inc., and solely for purposes of Sections 2.02, 4.05 and 8.09 of the Investment Agreement, Pulse Electronics (Singapore) Pte. Ltd., as amended by Amendment No. 1 to the Investment Agreement dated March 11, 2013, the full texts of which are on file at the principal place of business of the Corporation, located at 12220 World Trade Drive, San Diego, California 92128.

“Investors” shall mean the investors signatory to the Investment Agreement.

“Mandatory Conversion Time” shall have the meaning set forth in Section 5(a).

“Majority Holders” shall mean, at any time, holders of shares of Series A Preferred Stock holding shares of Series A Preferred Stock representing a majority of the shares of Series A Preferred Stock outstanding at such time.

“Parity Stock” shall mean any class or series of Capital Stock of the Corporation,  other than Common Stock, hereafter authorized.

“Person” shall mean any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Preferred Stock” shall have the meaning set forth in the recitals hereof.

“Securities Act” shall mean the Securities Act of 1933, and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Senior Stock” shall mean any class or series of Capital Stock of the Corporation hereafter authorized that expressly ranks senior to the Series A Preferred Stock or has preference or priority over the Series A Preferred Stock as to the dividend rights, redemption rights and rights on the distribution of assets on any voluntary or involuntary liquidation, winding up or dissolution of the affairs of the Corporation.

“Series A Preferred Stock” shall have the meaning set forth in Section 2 of this Article FIFTH(2).

“Subsidiary” shall mean, with respect to any Person, another Person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

(b)         Words expressed in the masculine shall include the feminine and neuter gender and vice versa.”

Amendment to Effect the Reverse Split

Article FIFTH of the Amended and Restated Articles of Incorporation of Pulse Electronics Corporation is hereby amended by revising the first paragraph thereof to read as follows:

“1.           The aggregate number of shares which the Corporation shall have authority to issue is THIRTY-ONE MILLION (31,000,000) shares of Common Stock and TWO THOUSAND (2,000) shares of Preferred Stock.  Unless otherwise designated by the Board of Directors, all shares of Common Stock issued by the Corporation shall have a par value of $.125 per share and all shares of Preferred Stock shall be without par value. As of the effective date of the filing of the Articles of Amendment containing this Amendment with the Pennsylvania Department of State (the “Effective Date”), every TEN (10) (the “Reverse Split Factor”) outstanding shares of Common Stock shall without further action by this Corporation or the holder thereof be combined into and automatically become one share of Common Stock (the “Reverse Stock Split”). The authorized shares of Common Stock immediately prior to the Effective Date shall be reduced proportionately to the number of shares set forth above in this Article FIFTH. No fractional shares will be issued in connection with the Reverse Stock Split. A shareholder of record who otherwise would be entitled to receive fractional shares will be entitled to receive cash (without interest and subject to applicable withholding taxes) in lieu of such fractional shares in an amount equal to the net proceeds(after customary brokerage commissions, other expenses and applicable withholding taxes) attributable to the sale of such fractional shares following the aggregation and sale by the Corporation or its agent of all fractional shares otherwise issuable to all shareholders.”